

November 15, 2018

Jason B. Shandell
President
Amphastar Pharmaceuticals, Inc.
11570 6th Street
Rancho Cucamonga, CA 91730

      Re: Amphastar Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed November 9, 2018
           File No. 333-228318

Dear Mr. Shandell:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: Andrew D. Hoffman, Esq.